Exhibit 99.1

First Mining Announces Positive Pre-Feasibility Study for the Springpole Gold Project, Ontario, Canada

Pre-Tax NPV5% of US$1.5 billion, Pre-Tax IRR of 36%
After-Tax NPV5% of US$995 million, After-Tax IRR of 29%
Average Annual Gold Production of 335,000 ounces and AISC of US$577/oz in Years 1 through 9

VANCOUVER, BC, Jan. 20, 2021 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce the positive results of a Pre-Feasibility Study ("PFS") completed for its 100%-owned Springpole Gold Project (the "Project" or "Springpole") located in northwestern Ontario, Canada. The PFS results support a 30,000 tonnes-per-day open pit mining operation over an 11.3 year mine life.

PFS Highlights

  US$1.5 billion pre-tax net present value at a 5% discount rate ("NPV5%") at US$1,600/oz gold ("Au"), increasing to US$1.9 billion at US$1,800/oz Au
  US$995 million after-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
  36.4% pre-tax internal rate of return ("IRR"); 29.4% after-tax IRR at US$1,600/oz Au
  Life of mine ("LOM") of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
  After-tax payback of 2.4 years
  Declaration of Mineral Reserves: Proven and Probable Reserves of 3.8 Moz Au, 20.5 Moz silver ("Ag") (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
  Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
  Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
  Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)
  All-in sustaining costs ("AISC") of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)
Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20, and an exchange rate (C$ to US$) of 0.75. All currencies are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.
(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative ("G&A") costs, treatment and refining charges and royalties.
(2) AISC consists of total cash costs plus sustaining and closure costs.

"This PFS is an important milestone for the Company as we continue to advance and de-risk the Springpole Gold Project," stated Dan Wilton, CEO of First Mining. "First Mining is declaring mineral reserves for the first time ever on the Springpole Gold Project, reflecting the culmination of a year of detailed data collection, trade-off studies, and engineering and technical de-risking work done by First Mining and our partners on our project team. The results of the PFS confirm that Springpole has the potential to become a strategically significant, highly profitable gold mine in one of the most attractive mining jurisdictions in North America. The work we have undertaken to date to reduce the potential environmental impact from the project demonstrates the potential for Springpole to be developed in a responsible manner and to mitigate long-term impacts. We look forward to the Project's continual improvement through collaboration with our local and Indigenous communities of interest as we advance Springpole through the federal and provincial Environmental Assessment processes. We are very excited to have added Steve Lines and his team to lead this effort for First Mining. The team's recent and significant experience successfully permitting the Hardrock project in Ontario and other similar open pit mining projects in Canada requiring in-lake cofferdams and associated dewatering will serve us well as we continue to advance Springpole."

This PFS for the Springpole Gold Project was prepared by AGP Mining Consultants Inc. ("AGP") of Toronto, Canada, and a technical report summarizing the PFS will be filed by the Company on SEDAR within 45 days of this news release.

PFS Overview
The Springpole Gold Project, located in northwestern Ontario, Canada, is one of the largest undeveloped open pit gold projects in North America. The Project is located approximately 110 kilometres northeast of Red Lake. Springpole currently hosts 4.6 million ounces ("Moz") of gold in the Indicated Mineral Resource category and 0.3 Moz of gold in the Inferred Mineral Resource category, as set out in the table below.

The PFS evaluates recovery of gold and silver from a 30,000 tonne-per-day ("tpd") open pit operation, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars.

Important parameters of the PFS are presented in the following table:

Key Assumptions	LOM	Years 1 to 9
Base Case Commodity Prices	US$1,600/oz Au, US$20/oz Ag
Exchange Rate (C$ to US$)	0.75
Production Profile	LOM	Years 1 to 9
Total Tonnes Processed (Mt)	121.6	97.4
Total Tonnes Waste (Mt)	287.5	259.6
Mill Grade - Gold, Silver	0.97 g/t Au, 5.2 g/t Ag	1.12 g/t Au, 5.7 g/t Ag
Mine Life	11.3 years	9 years
Throughput (tonnes per day)	30,000	30,000
Strip Ratio (waste:ore)	2.36 : 1	2.66 : 1 (inc. PP period)
Overall Recovery - Gold, Silver	85.7% Au, 89.5% Ag	87.0% Au, 89.8% Ag
LOM Metal Recovered - Gold, Silver	3.2 Moz Au, 18.1 Moz Ag	3.0 Moz Au, 16.1 Moz Ag
Average Annual Production - Gold, Silver	287 koz Au, 1.6 Moz Ag	335 koz Au, 1.8 Moz Ag

Unit Operating Costs (1)	LOM	Years 1 to 9
Total Cash Cost (2)	US$618/oz Au (net) US$673/oz AuEq (co-product)	US$558/oz Au (net) US$612/oz AuEq (co-product)
All-In Sustaining Cost AISC (3)	US$645/oz Au (net) US$698/oz AuEq (co-product)	US$577/oz Au (net) US$631/oz AuEq (co-product)
Project Economics -US$1600/oz Gold Price
NPV5% - Pre-Tax, After-Tax	US$1.5 billion, US$995 million
IRR - Pre-Tax, After-Tax	36.4%, 29.4%
Payback Period - Pre-Tax, After-Tax	2.2 years, 2.4 years
LOM Cash Flow - Pre-Tax, After-Tax	US$2.3 billion, US$1.6 billion
(1) All unit operating costs are shown on both equivalent as well as net of silver by-product credits
(2) Cash costs consist of mining costs, processing costs, mine-level G&A, treatment and refining charges and royalties
(3) AISC includes cash costs plus sustaining capital and closure costs

Economic Sensitivities
The Project economics and cash flows are highly sensitive to changes to the gold price.

Springpole Economic Sensitivity to Gold Price (base case in bold)

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000
Pre-Tax NPV5%	US$1.04 billion	US$1.48 billion	US$1.92 billion	US$2.36 billion
Pre-Tax IRR	28.9%	36.4%	43.2%	49.5%
After-Tax NPV5%	US$690 million	US$995 million	$1.30 billion	$1.60 billion
After-Tax IRR	23.3%	29.4%	35.0%	40.1%

Springpole Economic Sensitivity to Initial Capital Costs (base case in bold)

Initial Capital Costs	+10%	US$718 million	-10%
Pre-Tax NPV5%	US$1.34 billion	US$1.48 billion	US$1.61 billion
Pre-Tax IRR	30.1%	36.4%	44.1%
After-Tax NPV5%	US$875 million	US$995 million	US$1,102 million
After-Tax IRR	23.8%	29.4%	36.3%

Springpole Economic Sensitivity to Operating Costs (base case in bold)

Operating Costs	+10%	US$2.21 billion	-10%
Pre-Tax NPV5%	US$1.33 billion	US$1.48 billion	US$1.63 billion
Pre-Tax IRR	34.1%	36.4%	38.6%
After-Tax NPV5%	US$890 million	US$995 million	US$1,098 million
After-Tax IRR	27.6%	29.4%	31.3%

Mineral Processing and Metallurgical Testing
The PFS reflects recoveries for both gold and silver that resulted from updated metallurgical test work completed in 2020. The test work focused on understanding the variability in gold and silver recoveries as well as optimizing the process flowsheet.

Based on the test work carried out, a flowsheet that includes flotation followed by leaching of reground concentrate and flotation tails presents as the most beneficial processing route for the Project. The processing plant also features a filtered tailings plant. This flowsheet is based on a primary grind size of P80 150 micrometres ("µm") ahead of flotation, with a cleaner flotation concentrate being reground to approximately 17 µm ahead of agitated leaching. The overall recoveries expected and used for the economics presented in the PFS are 85.7% for gold and 89.5% for silver. The reduction in recoveries in the PFS stems primarily from a better understanding of the lower recoveries associated with processing lower grade ores. First Mining plans to undertake follow-up metallurgical test work to investigate additional opportunities to further increase recoveries and believes that this remains an important focus area for further improving the economics of the Project.

Mineral Resource and Mineral Reserve Estimates
The mineral resource model prepared by SRK Consulting (Canada) Inc. ("SRK") is based on 662 core boreholes drilled by previous property owners during the period 2003 to 2013, and seven core holes drilled by First Mining in 2016 and 2020. The Mineral Resources at the Springpole Gold Project are shown below:

Mineral Resources inclusive of Mineral Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Indicated	151	0.94	5.0	4.6	24.3
Inferred	16	0.54	2.8	0.3	1.4

Notes:

  The Qualified Person for the Mineral Resource estimate is Dr Gilles Arseneau, Ph.D., P.Geo., an SRK employee. The Mineral Resource estimate has an effective date of July 30, 2020.
  Mineral Resources are reported in accordance with the May 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves.
  Mineral Resources are reported inclusive of the Mineral Resources that have been converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
  All figures are rounded to reflect the relative accuracy of the estimate. All composites have been capped where appropriate.
  Mineral Resources potentially amenable to open pit mining are reported within an optimized constraining shell using the following parameters:

• Metal prices of US$1,550/oz gold, US$20/oz silver, exchange rate of US$0.77:C$1

• Mining cost of CAD$1.62/t, processing cost of CAD$15.38/t milled, G&A cost of CAD$1.00/t milled

• Pit slopes varying between 35–50º depending on domain

• Gold recovery of 88% and silver recovery of 93%

  Mineral Resources are reported at a cut-off grade of 0.3 g/t Au.

The Mineral Reserves for the Springpole Gold Project are based on the conversion of Indicated Mineral Resources within the current pit design. The Springpole Gold Project Mineral Reserves are shown below:

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

  The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
  The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
  Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
  The equivalent cut-off grade was 0.34 g/t Au for all pit phases.
  The mining cost averaged CAD$1.94/t mined, processing cost averaged CAD$14.50/t milled, and the G&A cost averaged CAD$1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
  The exchange rate assumption applied was C$1.30 equal to US$1.00.

The mineral resources defined in the PFS do not reflect the significant opportunities that are available for resource expansion or discovery of additional ore bodies in the Springpole district. First Mining believes that Springpole has several avenues for resource expansion, both within the existing property footprint and regionally in the under-explored Birch Uchi Greenstone belt.  In 2021, First Mining is planning to undertake a further 10,000 m of diamond drilling at the Springpole Gold Project for metallurgy, exploration, condemnation, and geotechnical purposes, and continues to review other exploration opportunities in the area.

Capital Costs
The capital cost estimate for the proposed open pit operation in the PFS is based on the scheduled plant throughput rates, as well as a review of similar sized open pit gold operations.

The following table provides a summary of the capital cost estimate:

Capital Cost Estimate Details

Mining	144
Coffer Dams	9
Bulk Earthworks	12
Tailings Filtration	82
Process Plant	214
On-Site Infrastructure	38
Off-Site Infrastructure	35
Total Direct Costs	536
Indirects	48
EPCM	38
Owner's Cost	16
Provisions	81
Initial Capital	718
Sustaining Capital	55
Closure Costs	29
Total Capital	803
Note: EPCM = engineering, procurement and construction management.

Mining Capital Cost
The open pit mining activities for the Project were assumed to be undertaken by a leased fleet. Mining capital costs were estimated based on a detailed equipment schedule matched to the mining production schedule. Total initial mining capital was estimated at US$144 million, inclusive of capitalized stripping, Waste Management Facility ("WMF") construction and equipment.

Processing Capital Costs
The process plant was designed using conventional processing unit operations. It will treat 30,000 tpd or 1,250 tonnes/hour based on an availability of 8,059 hours per annum or 92%. The crusher plant section design is set at 75% availability and the gold room availability is set at 52 weeks per year including two operating days and one smelting day per week. The plant will operate with two shifts per day, 365 days per year, and will produce doré bars.

Initial capital costs for the processing facility were estimated to be US$415 million, inclusive of a US$54 million contingency allocation. No major plant re-build or expansion was considered during the LOM, with sustaining capital set to maintain the equipment in operating condition. No allowance for salvage value was made.

Operating Costs

Overall operating costs for the LOM, and the unit costs, are summarized below:

Mining	793	6.52	246
Processing (1)	1,323	10.87	410
On-Site G&A	96	0.79	30
Total Operating Cost	2,212	18.18	686
Treatment & Refining Charges	10	0.09	3
Royalty	74	0.61	23
Silver Credits	(302)	(2.48)	(94)
Cash Costs	1,994	16.40	618
Sustaining Capital (2)	85	0.70	26
All-in Sustaining Costs (AISC)	2,079	17.09	645

(1) Includes processing, WMF operating costs and water management costs (2) Includes closure capital

Operating Cost Estimate Details

Mining Costs
The PFS contemplates open pit mining undertaken by a leased fleet. An average unit mining cost of CAD$1.96/t of material mined was used in the economics. The cost estimate was built from first principles with detailed haulage profiles, vendor quotations for equipment and consumables, and is based on experience of similar sized open pit operations and local conditions. The open pit mining costs consider variations in haulage profiles by month and by year and variable equipment requirements necessary to meet the plant production.

Processing Costs
An average cost of US$10.87/t of processed material was used in the PFS, based on the updated process flowsheet. This includes tailings handling, labour, consumables, maintenance, and supplies. A power cost of CAD$0.08/kWh was assumed.

Production Schedule and Mine Plan
Mining would occur as a series of phases within the ultimate pit with a maximum depth of approximately 350 metres. The deposit is planned to produce a total of 121.6 Mt of plant process feed and 287.5 Mt of waste (2.36:1 overall strip ratio) over an 11.3 year mine operating life. The current LOM plan focuses on achieving consistent processing feed production rates, mining of higher-grade material early in the schedule, and balancing grade and strip ratios.

Site Infrastructure

Springpole Lake Dewatering
The deposit sits underneath a small portion of the northern bay of Springpole Lake. Two dewatering dikes (coffer dams), with a total length of approximately 940 metres, will need to be constructed to allow this small portion of the bay to be dewatered. The coffer dams will have a maximum height of 17 metres. The area proposed to be dammed and dewatered totals approximately 150 hectares and represents approximately 6% of the entire surface area of Springpole Lake (and approximately 3% of the volume).

Waste Management Facility
The WMF was re-envisioned in the PFS as a comingled waste rock and filtered tailings facility to reduce the overall footprint and to spread the required costs over the LOM. The WMF will be located immediately west of the pit, and in the initial stages it will occupy a smaller footprint to reduce the construction period and to minimize the initial capital requirement. The surface of the filtered tailings and waste rock within the WMF will be graded to minimize infiltration and encourage water flow to defined sumps/pumping points. A synthetic liner has been included in the PFS design to limit exfiltration of contact water, and will be further considered through on-going environmental assessment work including additional geochemical testing and WMF design optimizations. The collected surface water will be directed to a Contact Water Management Pond ("CWMP") that will be located southeast of the WMF. The water stored in the CWMP will be used to supplement mineral processing and/or will be treated and released to Springpole Lake.

Access Roads
The Company believes that the Project can play a meaningful role in encouraging the development of the road network in the area, with potential to connect the communities to the north with an all-season road that will provide access to the Municipality of Sioux Lookout, a major services hub for Northern Ontario. The PFS considers that the access road may be completed prior to commencement of construction and is not part of the study.

Power Infrastructure
Approximately 55MW of electrical demand will be supplied via a new 230 kV overhead transmission line, built to connect to the provincial grid's 230 kV line approximately 75 km to the southeast.

Project Enhancement Opportunities
The PFS identified several opportunities to enhance the economics of the Springpole Gold Project, and they will be investigated as First Mining continues to advance the Project. These opportunities include:

  Existing Resource Upgrades. Inferred Mineral Resources are contained within the existing pit design, and with additional infill drilling, these resources may potentially support conversion of some or all of this material into Indicated Mineral Resources that could be converted to Probable Mineral Reserves and evaluated in a Feasibility Study ("FS").
  Mine Plan Optimization. Refined pit optimization parameters could result in better optimized open pit limits which could reduce the overall strip ratio.
  Process Optimization. Continued efforts to investigate opportunities to improve the metal recoveries through further metallurgical testing and refining milling processes, as well as other process optimizations.
  Further Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
  Additional Mineralization. There are geophysical targets in the area around the current resource, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

Permitting and Environmental Baseline Data

First Mining has made key strategic additions to our Environment and Community Relations team over the past couple of months to ensure that we have properly resourced the permitting and community relations work at Springpole. Steve Lines joined First Mining as Vice President, Environment and Community Relations on December 1, 2020, and has already built an expert team with extensive experience in Ontario's Environmental Assessment process. The team brings across significant experience from Greenstone Gold Mines' Hardrock project which was subject to the same Environmental Assessment process that Springpole requires, and bring further permitting and regulatory experience from similar in-lake open pit mines in Canada including the Meadowbank Gold Mine and Gahcho Kué Diamond Mine. Steve's and his team's experience, expertise and relationships will contribute significantly to the ongoing de-risking of Springpole.

First Mining has been actively collecting environmental baseline data necessary to support an Environmental Assessment ("EA") for the Springpole Gold Project since 2010. The studies, both completed and ongoing, are focused on characterizing all relevant biological and physical components of the aquatic and terrestrial environments that may be impacted by, and may interact with, the Project.

First Mining continues to advance the Springpole Gold Project through the provincial and federal EA processes. The Company's goal is to prepare a coordinated EA document that meets the federal and provincial requirements. Community consultation and engagement with local Indigenous communities and other stakeholders is important to First Mining and will remain on-going through the EA process.

First Mining plans to advance the development of the coordinated EA document in 2021 in accordance with the federal Environmental Impact Statement ("EIS") Guidelines and the provincial EA Terms of Reference.

Qualified Persons and NI 43-101 Technical Report

The updated PFS for the Springpole Gold Project summarized in this news release was completed by AGP and will be incorporated in a NI 43-101 technical report that will be available under the Company's SEDAR profile at www.sedar.com, and on the Company's website, within 45 days of this news release. The affiliation and areas of responsibility for each of the independent Qualified Persons (as defined under NI 43-101) involved in preparing the PFS, upon which the technical report will be based, are as follows: Dr. Gilles Arseneau, Ph.D., P.Geo. - Qualified Person for Mineral Resource Evaluation (SRK); Mr. Gordon Zurowski, P.Eng. - Qualified Person for Open Pit Mine Engineering and Costing, Infrastructure and Financial Modelling (AGP); Mr. Roland Tosney, P.Eng. - Qualified Person for Open Pit Geotechnical Aspects (AGP); Mr. Cameron McCarthy, P.Eng., P.Geo. - Qualified Person for Environmental and Social Aspects (Swiftwater Consulting); Mr. Duke Reimer, P.Eng. - Qualified Person for Tailings and Coffer Dams (Knight Piésold Ltd.); and Dr. Adrian Dance, Ph.D., P.Eng. - Qualified Person for Mineral Processing and Recovery Methods (SRK).

Data Verification

The Qualified Persons responsible for the preparation of the PFS and the technical report in respect thereof have verified the data disclosed in this news release, including sampling, analytical, and test data underlying the information contained in this news release. Geological, mine engineering and metallurgical reviews included, among other things, reviewing drill data and core logs, review of geotechnical and hydrological studies, environmental and community factors, the development of the life of mine plan, capital and operating costs, transportation, taxation and royalties, and review of existing metallurgical test work. In the opinion of the Qualified Persons, the data, assumptions, and parameters used to estimate Mineral Resources and Mineral Reserves, the metallurgical model, the economic analysis, and the PFS are sufficiently reliable for those purposes. The technical report in respect of the PFS, when filed, will contain more detailed information concerning individual responsibilities, associated quality assurance and quality control, and other data verification matters, and the key assumptions, parameters and methods used by the Company.

Non-IFRS Financial Measures

The Company has included certain non-IFRS financial measures in this news release, such as Initial Capital Costs, Total Cash Costs and All-In Sustaining Costs, which are not measures recognized under IFRS and do not have a standardized meaning prescribed by IFRS. As a result, these measures may not be comparable to similar measures reported by other companies. Each of these measures used are intended to provide additional information to the user and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS.

Certain Non-IFRS financial measures used in this news release and common to the gold mining industry are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce

Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the PFS include mining costs, processing, water & waste management costs, on-site general & administrative costs, treatment & refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs ("AISC") and AISC per Gold Ounce

AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PFS includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

First Mining Review

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, a Qualified Person as defined under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this news release on behalf of First Mining.

About First Mining Gold Corp.

First Mining is a Canadian gold developer focused on the development and permitting of the Springpole Gold Project in northwestern Ontario. Springpole is one of the largest undeveloped gold projects in Canada. A Pre-Feasibility Study was recently completed on the Project and permitting is on-going with submission of the EIS targeted for 2021. The Company also holds a large equity position in Treasury Metals Inc. who are advancing the Goliath-Goldlund gold projects towards construction. First Mining's portfolio of gold projects in eastern Canada also includes the Pickle Crow (being advanced in partnership with Auteco Minerals Ltd.), Cameron, Hope Brook, Duparquet, Duquesne, and Pitt gold projects.

First Mining was created in 2015 by Mr. Keith Neumeyer, founding President and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of Mineral Resources and Mineral Reserves at the Springpole Gold Project; (ii) the results of the PFS and the PFS representing a viable development option for the Project; (iii) construction of a mine at the Project and related actions, including dewatering activities; (iv) the merits of the Project and the potential for the Project to become one of Canada's largest gold mines when in production; (v) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of sustaining capital and the duration of financing payback periods; (vi) the estimated amount of future production, both produced and metal recovered; (vii) life of mine estimates and estimates of operating costs and total costs, net cash flow, net present value and economic returns from an operating mine constructed at the Project; (viii) investigation of opportunities to improve the economics of the proposed mine and the success of any such opportunities; (ix) the completion of additional optimization studies on the Project in advance of, or in connection with, a Feasibility Study; (ix) timing for the filing of a technical report for the PFS on SEDAR; and * timing for the submission of the EIS. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. The most significant assumptions are set forth above, but generally these assumptions include: (i) the presence of and continuity of metals at the Project at estimated grades; (ii) the geotechnical, hydrological, hydrogeological, and metallurgical characteristics conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; * metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; and (xiv) the fulfillment of environmental assessment commitments and arrangements with local communities. Although the Company's management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur as forecast, but specifically include, without limitation: (i) risks relating to variations in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted; (ii) variations in rates of recovery and extraction; (iii) the geotechnical characteristics of the rock mined or through which infrastructure is built differing from that predicted, the quantity of water that will need to be diverted or treated during mining operations being different from what is expected to be encountered during mining operations or post closure, or the rate of flow of the water being different; (iv) developments in world metals markets; (v) risks relating to fluctuations in the Canadian dollar relative to the US dollar; (vi) increases in the estimated capital and operating costs or unanticipated costs; (vii) difficulties attracting the necessary work force; (viii) availability of necessary financing and any increases in financing costs or adverse changes to the terms of available financing, if any; (ix) tax rates or royalties being greater than assumed; * changes in development or mining plans due to changes in logistical, technical or other factors; (xi) changes in project parameters as plans continue to be refined; (xii) risks relating to receipt of permits and regulatory approvals; (xiii) delays in stakeholder negotiations (including negotiations with affected local and Indigenous communities of interest); (xiv) changes in regulations applying to the development, operation, and closure of mining operations from what currently exists; (xv) the effects of competition in the markets in which First Mining operates; (xvi) operational and infrastructure risks; (xvii) management's discretion to alter the Company's short and long term business plans; and the additional risks described in First Mining's Annual Information Form for the year ended December 31, 2019 filed with the Canadian securities regulatory authorities under the Company's SEDAR profile at www.sedar.com, and in First Mining's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists, is economically or legally mineable, or will ever be upgraded to a higher resource category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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SOURCE First Mining Gold Corp.

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For further information: Spiros Cacos | Vice President, Investor Relations, Direct: +1 604 639 8825 | Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com , www.firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 20-JAN-21